EXHIBIT 99.1

Luxoft Acquires INSYS Group, an IT Management and Technology Consulting Firm

With a primary focus on the healthcare, pharmaceuticals & biotech, and telecom sectors, INSYS develops specialized solutions executed by industry experts.

NEW YORK, NY, July 18, 2016— Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired INSYS Group, Inc. (“INSYS” or “INSYS Group”), a U.S.-based IT consulting provider serving a large number of blue-chip corporations, with a significant proportion of revenue being generated from the healthcare, pharmaceuticals & biotech and telecom verticals. The core service offering of INSYS includes advanced predictive analytics, business intelligence and data warehousing, digital marketing, and enterprise information management.

INSYS Group, which delivers services to marquee clients including Fortune 100 companies served by their focus verticals, is expected to diversify Luxoft’s client base and decrease current client and geographical concentration, measurably expanding Luxoft’s North American footprint in particular.  In addition, INSYS’s employment of seasoned industry professionals with deep vertical knowledge complements Luxoft’s business. INSYS’s sales executives with a proven track record of anchoring Fortune 100 accounts are expected to significantly build out Luxoft’s current sales efforts in North America; and its talented senior management team that has been growing these Fortune 100 accounts to substantial levels is expected to amplify the capabilities of Luxoft’s current senior management team.

“We are very pleased to welcome INSYS Group to Luxoft,” said Luxoft CEO and President Dmitry Loschinin. “There are multiple synergies between the two companies, which we believe should propel both Luxoft and INSYS toward their joint goals of healthy growth and expansion at the time when digital transformation is of utmost importance for businesses worldwide.  INSYS’s customer base and range of technology solutions are highly complementary to those of Luxoft.  Data analytics and predictive modeling is expected to augment significantly our big data and cloud Centers of Expertise.  Further, the addition of the expertise and capabilities in the Pivotal open source cloud platform for business-critical applications is anticipated to advance Luxoft’s positioning as an end-to-end solution provider.  Lastly, with this acquisition, we are launching a focused effort to expand Luxoft’s presence in the U.S. market and establish a strong sales organization in North America, and we feel confident that INSYS is the right partner to help us execute on this strategy.”

Michael Friedland, Luxoft’s Executive Vice President, added: “This acquisition is well aligned with Luxoft’s M&A strategy and furthers our progress in achieving major milestones: diversification into new verticals and markets such as pharmaceuticals and healthcare, which also includes the biotech and medical insurance domains; expansion into the wireless carrier space, deepening Luxoft’s telecom sector expertise; increasing Luxoft’s presence in the U.S. market; and deepening its expertise in the big data, data analytics and predictive analytics space.”

“Both Luxoft and INSYS have an absolute commitment to quality delivery, deep understanding of clients’ challenges, and an exceptional ability to provide strategic insight and technical solutions that make a real difference to client business,” said INSYS Group’s CEO, Linda Magnusson-Rosario. “We are excited to leverage Luxoft’s scale, solutions and global offshore platform for the benefit of our existing and future enterprise customers. Through our onshore business relationships we have demonstrated a proven track record of success that has been built by our strong senior management. From today we expect that our joint outreach with Luxoft will enable us to move up to a different provider category and take on even bigger transformational engagements.”

A conference call with representatives of Luxoft and INSYS management will be conducted on Monday, July 25, 2016 at 8:00 a.m. EDT to review and discuss the details of the transaction.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers).  If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13641574. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EST on August 8, 2016.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 30 dedicated delivery centers worldwide. It has over 11,000 employees across 36 offices in 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com

About INSYS Group

INSYS Group is a business and IT consulting firm that delivers business outcomes with speed and confidence.  INSYS Group has the capabilities and experience to deliver the solutions enterprises need to sustain competitive pressure. With deep industry knowledge, meaningful insights and the broadest range of expertise, Fortune 500 companies trust INSYS to help them bridge the gap between the data they have and the knowledge they need. For more information, please visit http://www.insys.com

Forward-Looking Statements

This news release of Luxoft Holding, Inc (“Luxoft”) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding anticipated benefits of the acquisition of INSYS Group, including without limitation, diversifying Luxoft’s client base and decreasing client and geographical concentration, expanding Luxoft’s sales efforts in North America and amplifying  management’s capabilities, augmenting Luxoft’s big data and cloud Centers of Expertise, advancing Luxoft’s positioning as an end-to-end solution provider, and enabling INSYS to take on bigger transformational engagements; efforts to expand Luxoft’s presence in the U.S. market and strengthen its sales organization in North America; possible or assumed future results of our business and financial condition; and expectations regarding results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements are subject to, without limitation, risk that Luxoft will not realize some or all of the anticipated benefits of the acquisition, and the risk factors discussed under the heading “Risk Factors” in Luxoft’s Annual Report on Form 20-F for the year ended March 31, 2015 and other documents filed with or furnished to the Securities and Exchange Commission by Luxoft. Except as required by law, Luxoft undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this news release whether as a result of new information, future events or otherwise.

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Contacts

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Robin Carley, +1 212-964-9900 ext. 2267
Manager, Public Relations
RCarley@luxoft.com